UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

February 22, 2018

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report includes the materials listed below as exhibits.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	British American Tobacco p.l.c. Preliminary Announcement – year ended 31 December 2017.

Exhibit 2	British American Tobacco p.l.c.'s consolidated financial statements as of 31 December 2017 and 31 December 2016 and for the years ended 31 December 2017, 2016 and 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date: February 22, 2018